EXHIBIT 20.2

                                  NEWS RELEASE

                      INNOVIR LABORATORIES, INC. ANNOUNCES
                                  BOARD CHANGES

                      ARIES FUNDS' REPRESENTATIVES REPLACE
                                 TWO BOARD SEATS

New York, NY--September 16, 1996--Innovir Laboratories, Inc. (NASDAQ:INVR) announced today the appointment to its Board of two new directors, who represent The Aries Funds, which recently invested in a private placement in Innovir. Joseph E. Edelman, Senior Healthcare Analyst with Aries Financial Services, and Michael S. Weiss, Senior Managing Director of Paramount Capital, Inc. and General Counsel of Paramount Capital Investments, LLC, have been named to the Innovir Board and are replacing Michael Ostrach and Hugh D. Robertson, Ph.D. Dr. Robertson, a co-founder of the Company, will remain as Chairman of Innovir's Science Advisory Board.

Mr. Edelman has served as Analyst for Aries Financial Services since 1994. In addition to advising Paramount Capital Investments, LLC, a related merchant banking firm, he has analyzed a wide array of biotechnology and other healthcare stocks. From 1990 to 1994, Mr. Edelman was Senior Biotechnology Analyst for Prudential Securities.

Mr. Weiss is currently a Director of Xytronyx, Inc. and Palatin Technologies, Inc., and is the Secretary of Atlantic Pharmaceuticals, Inc., each of which is a publicly traded biotechnology company. In addition, Mr. Weiss is a member of the Board of Directors of several privately held biopharmaceutical companies, including AVAX Technologies, Inc., Cardio Technologies, Inc., Channel Therapeutics, Inc. and Optex Opthalmologics, Inc. Prior to joining Paramount Capital, Mr. Weiss was an attorney with Cravath, Swaine & Moore.

Allan R. Goldberg, Ph.D., Chairman and Chief Executive Officer of Innovir, said, "We are fortunate to have Mr. Edelman and Mr. Weiss on our Board, and we believe that their experience and expertise in healthcare and biotechnology will serve Innovir and its shareholders well."

Innovir Laboratories, Inc. is a biotechnology company developing External Guide Sequences (EGSs), which the Company believes will be a broad enabling technology based upon the Nobel Prize-winning research by Sidney Altman, Ph.D., Sterling Professor of Biology at Yale University. The Company has an exclusive license to develop this patented technology for new therapeutic applications.

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Contacts:  Allan R. Goldberg, Ph.D.            Fran Daniels
           Innovir Laboratories, Inc.          Financial Sciences of America
           (212) 249-1100                      (310) 278-4413